Exhibit 99.1

Company Contact:

Dr. Paul D.R. MacLeman

Chief Executive Officer

paul.macleman@gtg.com.au

Phone: +61-3-8412-7000

www.gtg.com.au

GENETIC TECHNOLOGIES US PATENT UPDATE

MELBOURNE, Australia - Tuesday, June 30, 2009 - Genetic Technologies Limited (NASDAQ GM: GENE; ASX: GTG) has been notified by the United States Patent and Trademark Office (“USPTO”) that it has been issued a first non-final Office Action relating to one of the Company’s patents covering one of its non-coding DNA analysis technologies.  Seven of the thirty six claims of United States Patent number 5,612,179 (‘179) are the subject of the re-examination.

This initial action is preliminary and non-final and Genetic Technologies will be filing a response to the action.  As the re-examination has been initiated ex parte, there is no third party to the proceedings. “After receiving advice from its US advisors, Genetic Technologies is confident that these claims will be upheld.  It is not unusual for some or all claims of high profile patents to undergo a re-examination,” said Genetic Technologies CEO, Dr. Paul MacLeman.

The German equivalent of the ‘179 patent was also recently the subject of a challenge by Bioscientia Institute for Medical Diagnostics in Germany.  Bioscientia withdrew its challenge during the court hearing after Genetic Technologies successfully argued the validity of that patent.  The ‘179 patent has previously been the subject of several US infringement actions, all resulting in settlement, including one with Applera Corporation on undisclosed terms following a successful Markman claim construction hearing.

“This is a national action and all patents in the family outside the United States are unaffected.  The unchallenged patent claims are presumed to be valid, intact and enforceable during the re-examination process and we will be continuing our licensing activities as usual,” said Dr. MacLeman.